Exhibit 23.5

Consent of Independent Auditors

The Board of Trustees

CB Richard Ellis Realty Trust:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 24, 2008, with respect to the combined statements of assets, liabilities and partners’ capital and combined schedule of real estate related investments of CB Richard Ellis Strategic Partners Asia II, L.P. and CB Richard Ellis Strategic Partners Asia II-A, L.P., Cayman Island Exempted Partnerships, as of December 31, 2007, and the related combined statements of operations, partners’ capital, and cash flows for the period from July 9, 2007 (inception) through December 31, 2007, which report appears in the December 31, 2009 annual report on Form 10-K of CB Richard Ellis Realty Trust.

/s/ KPMG LLP

Los Angeles, California

April 16, 2010